Exhibit 99.5

NICE Actimize Powers Innovation for GoTyme Bank with its
Cloud Financial Crime Digital Banking Platform

NICE Actimize’s advanced AI and Analytics solutions will provide support in financial crime prevention which aligns with the bank’s customer service and growth strategy

Hoboken, N.J., September 21, 2023 – NICE Actimize, a NICE (Nasdaq: NICE) business, announced that it has finalized the implementation of its financial crime solutions with GoTyme Bank, a partnership between the Gokongwei Group and Singapore-based digital banking group Tyme. The implementation supports GoTyme’s recently launched cloud-only bank that combines easy account opening with a personalized debit card released through kiosks located in shopping malls throughout the Philippines. NICE Actimize’s advanced AI and analytics solutions will provide support in financial crime fraud prevention, which aligns with the bank’s customer service and growth strategy.

According to GoTyme Bank, its new digital banking venture combines high-tech with a high-touch approach to make financial solutions accessible to more residents of the Philippines with the power of self-service accessible through a network of intuitive “all in one” banking systems. NICE Actimize will provide a range of cloud-based solutions that include advanced anti-money laundering and enterprise fraud management capabilities, including Suspicious Activity Monitoring, Customer Due Diligence (CDD-X), Sanctions Screening (WL-X), and IFM-X end-to-end enterprise fraud prevention.

“Working to provide a better banking experience for its new digital customer, GoTyme is known to onboard its customers with speed and efficiency,” stated Chris Bennett, Chief Technology Officer, GoTyme Bank. “When we selected NICE Actimize to support our launch, we sought a provider that could offer rapid deployment and an innovative approach to digital financial crime management. We are pleased to build a relationship with industry leader NICE Actimize, the gold standard of trust, reliability, and compliance that we offer our customers.”

“As innovators in collective intelligence and real-time analytics, NICE Actimize looks forward to supporting GoTyme’s new digital banking platform,” said Craig Costigan, CEO, NICE Actimize. “With our cloud-based, real-time capabilities and rapid deployment plan, we plan to deliver exceptional performance and value in support of this unique approach to digital banking.”

Please click here or here for additional information on NICE Actimize's Anti-Money Laundering and KYC/CDD solutions.

To learn more about NICE Actimize's Enterprise Fraud Prevention solutions, please click here.

About GoTyme Bank
GoTyme Bank is regulated by the Bangko Sentral ng Pilipinas and is a joint venture of Tyme, a multi-country digital banking group, with members of the Gokongwei Group of companies, namely Robinsons Bank, Robinsons Land Corporation, and Robinsons Retail Holdings, Inc. GoTyme Bank aims to unlock its customers’ financial potential with the convenience and security of digital banking. With a high tech-high touch approach, GoTyme Bank combines the ease of immediate account opening with a personalized debit card released through kiosks located in shopping malls throughout the Philippines, plus the power of self-serve financial solutions accessible through an intuitive “all in one” banking app. These, along with other industry-leading offerings, set GoTyme Bank on-track to revolutionize banking in the Philippines.
https://www.gotyme.com.ph/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.